                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 3)(1)

                                  dELiA*s, Inc.
--------------------------------------------------------------------------------
                                (Name of issuer)

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   246911 10 1
--------------------------------------------------------------------------------
                                 (CUSIP number)

                               MATTHEW L. FESHBACH
                              MLF INVESTMENTS, LLC
                        455 N. Indian Rocks Road, Suite B
--------------------------------------------------------------------------------
                         Belleair Bluffs, Florida 33770
                                  727-450-4950
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 October 3, 2006
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

          If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

          NOTE.  The  Schedules  filed in paper  format  shall  include a signed original  and five copies of the  schedule,  including  all  exhibits.  SEE Rule
13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 11 Pages)

--------
     (1)  The  remainder  of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

------------------------                                  ----------------------
CUSIP No. 246911 10 1                 13D                    Page 2 of 11 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MLF Investments, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   5,317,981 shares (1)(2)
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              5,317,981 shares (1)(2)
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    5,317,981 shares (1)(2)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    20.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes  warrants  to  purchase  shares of Common  Stock in the name of MLF
    Investments LLC, as investment adviser of MLF Offshore Portfolio Co., L.P.

(2) Includes shares of Common Stock held by MLF Offshore Portfolio Company, L.P.

------------------------                                  ----------------------
CUSIP No. 246911 10 1                 13D                    Page 3 of 11 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MLF Offshore Portfolio Company, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Cayman Islands
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   5,317,981 shares (1)
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              5,317,981 shares (1)
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    5,317,981 shares (1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    20.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes  warrants to purchase  215,343 shares of Common Stock issued to MLF
    Investments,  LLC., as investment adviser of MLF Offshore Portfolio Company,
    L.P.

------------------------                                  ----------------------
CUSIP No. 246911 10 1                 13D                    Page 4 of 11 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MLF Cayman GP, Ltd.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Cayman Islands
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   5,317,981 shares (1) (2)
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              5,317,981 shares (1) (2)
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    5,317,981 shares (1) (2)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    20.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  Consists of shares of Common Stock held by MLF Offshore  Portfolio Company,
     L.P.

(2)  Includes  warrants to purchase 215,343 shares of Common Stock issued to MLF
     Investments, LLC., as investment adviser of MLF Offshore Portfolio Company,
     L.P.

------------------------                                  ----------------------
CUSIP No. 246911 10 1                 13D                    Page 5 of 11 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MLF Capital Management, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   5,317,981 shares (1)(2)
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              5,317,981 shares (1)(2)
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    5,317,981 shares (1)(2)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    20.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  Consists of shares of Common Stock held by MLF Offshore  Portfolio  Company,
     L.P.

(2)  Includes  warrants to purchase 215,343 shares of Common Stock issued to MLF
     Investments, LLC., as investment adviser of MLF Offshore Portfolio Company,
     L.P.

------------------------                                  ----------------------
CUSIP No. 246911 10 1                 13D                    Page 6 of 11 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MLF Holdings, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   5,317,981 shares (1)(2)
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              5,317,981 shares (1)(2)
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    5,317,981 shares (1)(2)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    20.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  Consists of shares of Common Stock held by MLF Offshore  Portfolio Company,
     L.P.

(2)  Includes  warrants to purchase 215,343 shares of Common Stock issued to MLF
     Investments, LLC., as investment adviser of MLF Offshore Portfolio Company,
     L.P.

------------------------                                  ----------------------
CUSIP No. 246911 10 1                 13D                    Page 7 of 11 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Matthew L. Feshbach
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  6,021 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   5,317,981 shares (1)(2)
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              6,021 shares
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              5,317,981 shares (1)(2)
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    5,324,002 shares (1)(2)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    20.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1)   Includes  warrants to purchase  215,343  shares of Common Stock held by MLF
     Investments,  LLC, as investment adviser of MLF Offshore Portfolio Company,
     L.P.

(2)  Includes  5,317,981  shares of Common Stock held by MLF Offshore  Portfolio
     Company, L.P.

------------------------                                  ----------------------
CUSIP No. 246911 10 1                 13D                    Page 8 of 11 Pages
------------------------                                  ----------------------

     The following  constitutes  Amendment No. 3 ("Amendment No. 3") to Schedule
13D, as amended to date, filed by the undersigned  (the "Schedule 13D").  Except as  specifically  amended by this  Amendment  No. 3, the Schedule 13D remains in full force and effect.

Item 3 is hereby amended in its entirety to read as follows

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     As of October 4, 2006, MLF Offshore  beneficially owned 5,317,981 shares of
Common Stock. MLFI, Mr. Feshbach,  MLF Cayman, MLF Holdings, and MLF Capital may
be deemed to beneficially  own the shares of Common Stock owned by MLF Offshore.
3,836,541  Shares were issued by the Issuer  pursuant to a spin-off  from Alloy,
Inc.  at a rate of one share of the Issuer  for every two shares of Alloy,  Inc.
held by the MLF Offshore as of December 7, 2005. 1,266,097 Shares were purchased by MLF Offshore for $10,014,099  (inclusive of commissions) using funds borrowed from Deutsche  Bank  Securities,  Inc.  (the "Bank")  pursuant to a Prime Broker
Arrangement  dated February 13, 2006 by and among affiliates of MLF Offshore and the Bank, as amended.

     As of October 4, 2006, MLF Offshore  Portfolio Company,  L.P.  beneficially owned warrants to purchase  215,343  Shares (the  "Warrants") in the name of MLF
Investments LLC, as its investment adviser.  MLFI, Mr. Feshbach, MLF Cayman, MLF
Holdings, and MLF Capital may be deemed to beneficially own the shares of Common
Stock issuable upon the exercise of the Warrants.  The Warrants are  immediately exercisable  warrants at $7.43 per Share and  terminates  February 23, 2016. The
Warrants  were  granted  by the  Issuer to MLFI,  as  investment  adviser of MLF
Offshore, pursuant to the Standby Agreement.

     As of October 4,  2006,  Mr.  Feshbach  also owns (i) 5,399  shares  issued pursuant to the spin-off from Alloy, Inc. restricted stock under the Alloy, Inc.
Stock  Incentive  Plan,  which  shares  are  subject to Alloy,  Inc.'s  right of repurchase in certain  circumstances  outlined in a restricted  stock  agreement between Mr.  Feshbach  and Alloy,  Inc. and (ii) 622 shares of common stock upon his exercise of options at $7.43 per share granted by the Issuer to Mr. Feshbach pursuant to the spin off of the Issuer  from Alloy,  Inc. at a rate of an option to purchase one share of common stock of the Issuer for every option to purchase two shares of common stock of Alloy,  Inc. Mr.  Feshbach used his personal funds to purchase such Shares.

     Items 5(a) and (b) are hereby amended in their entirety as follows:

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The aggregate  percentage of Shares  reported  owned by each person named herein is based on 26,578,810 Shares  outstanding as of September 8, 2006, which is the total  number of Shares  outstanding  as reported  in the  Issuer's
Quarterly  Report on Form 10-Q for the quarterly  period ended July 29, 2006, as filed with the Securities and Exchange Commission on September 12, 2006.

         As of the close of  business  on  October 4,  2006,  each of MLFI,  MLF
Offshore,  MLF Cayman, MLF Holdings and MLF Capital beneficially owned 5,317,981
Shares, constituting approximately 20.0% of the Shares outstanding.

         As of the close of business  on October 4, 2006,  Mr.  Feshbach  may be deemed to own the  5,317,981  Shares owned by MLF Offshore and 6,021  restricted
Shares, or an aggregate of 5,324,002 Shares, constituting approximately 20.1% of the Shares outstanding.

------------------------                                  ----------------------
CUSIP No. 246911 10 1                 13D                    Page 9 of 11 Pages
------------------------                                  ----------------------

         (b) Each of Mr. Feshbach,  MLFI, MLF Offshore, MLF Cayman, MLF Holdings
and MLF  Capital  shares the power to vote and dispose or to direct the vote and disposition of 5,317,981 Shares, or 20.0% of the Shares outstanding.

     Mr.  Feshbach  has sole power to vote and  dispose of an  additional  6,021
Shares, or 0.1% of the Shares outstanding.

     Item 5(c) is hereby amended to include the following:

         (c) The table  below  lists the  transactions  effected  by each of the
Reporting  Persons in the past 60 days  immediately  prior to the filing of this
Amendment No. 3. All transactions were effected through open market purchases.

MLF OFFSHORE COMPANY, L.P.

--------------------------------------------------------------------------------
Shares of Common
 Stock Acquired                  Price Per Share ($)          Date of Purchase
--------------------------------------------------------------------------------
     70,000                            7.8166                     9/21/06
--------------------------------------------------------------------------------
     30,000                            7.6917                     9/22/06
--------------------------------------------------------------------------------
     24,400                            7.8526                    10/03/06
--------------------------------------------------------------------------------
     28,500                            7.9518                    10/04/06
--------------------------------------------------------------------------------

MATTHEW L. FESHBACH

     None

MLF INVESTMENTS, LLC

     None

MLF CAYMAN GP, LTD.

     None

MLF CAPITAL MANAGEMENT, L.P.

     None

MLF HOLDINGS, LLC

     None

------------------------                                  ----------------------
CUSIP No. 246911 10 1                 13D                    Page 10 of 11 Pages
------------------------                                  ----------------------

                                   SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief,  each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2006

                                            /s/ Matthew L. Feshbach
                                            ------------------------------------
                                            MATTHEW L. FESHBACH

                                            MLF INVESTMENTS, LLC

                                            By: /s/ Matthew L. Feshbach
                                                --------------------------------
                                                Name: Matthew L. Feshbach
                                                Title: Managing Member

                                            MLF OFFSHORE PORTFOLIO COMPANY, L.P.

                                            By: MLF Cayman GP, Ltd.
                                                Title: General Partner

                                            By: MLF Capital Management, L.P.
                                                Sole shareholder

                                            By: MLF Holdings, LLC,
                                                General Partner

                                            By: /s/ Matthew L. Feshbach
                                                --------------------------------
                                                Name:  Matthew L. Feshbach
                                                Title: Managing Member

                                            MLF CAYMAN GP, LTD.

                                            By: MLF Capital Management, L.P.
                                                Sole shareholder

                                            By: MLF Holdings, LLC,
                                                General Partner

                                            By: /s/ Matthew L. Feshbach
                                                --------------------------------
                                                Name:  Matthew L. Feshbach
                                                Title: Managing Member

------------------------                                  ----------------------
CUSIP No. 246911 10 1                 13D                    Page 11 of 11 Pages
------------------------                                  ----------------------

                                            MLF CAPITAL MANAGEMENT, L.P.

                                            By: MLF Holdings, LLC
                                                General Partner

                                            By: /s/ Matthew L. Feshbach
                                                --------------------------------
                                                Name: Matthew L. Feshbach
                                                Title: Managing Member

                                            MLF HOLDINGS, LLC

                                            By: /s/ Matthew L. Feshbach
                                                --------------------------------
                                                Name: Matthew L. Feshbach
                                                Title: Managing Member